ITEM 77C: Matters submitted to a vote of security holders

At the annual meeting of stockholders of RMK High Income
Fund, Inc. held on Friday, July 13, 2007, stockholders of the Fund elected J. Kenneth Alderman and James Stillman R. McFadden to continue to serve as Class I Directors of the Fund until the annual meeting of stockholders in 2010, or until their successors are elected and qualified.

The results of the tabulation of the votes cast at the annual meeting of stockholders are as follows:

NOMINEES:			FOR			WITHHELD
J. Kenneth Alderman	 	22,235,354		187,847
James Stillman R. McFadden	22,229,858		193,343